Filed under Rule 425

under the Securities Act of 1933, as amended

and deemed filed under Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Filing by: New Starship Parent, Inc.

Subject Company: FTAC Olympus Acquisition Corp.

Welcome investors to the Absolute Return Podcast. Your source for stock market analysis, global macro musings and hedge fund investment strategies. Your hosts Julian Klymochko and Michael Kesslering aim to bring you the knowledge and analysis you need to become a more intelligent and wealthier investor. This episode is brought to you by Accelerate Financial Technologies. Accelerate, because performance matters. Find out more at www.Accelerateshares.com.

Julian Klymochko: Welcome Scott to The Absolute Return Podcast. Awesome to have you on the show today, I wanted to get into it and all the wonderful happenings going on at Payoneer. Wanted to kick things off, basically, just going through your background a bit. So, you've been with Payoneer 11 years, would be awesome for our listeners if you could talk about your career background, including stints at MasterCard and DLJ. So, I believe you started out as an investment banker, which is interesting because both Mike and I come from that background as well, young investment banking analysts back in the day, and was really just wondering how these various roles prepared you for the CEO role at Payoneer. And also, how did that come to fruition?

Scott Galit: Great, well, first thanks so much for having me. It's great to spend time with you and, yeah, excited to be here. So, yeah, I mean, I'd say interestingly, my career leading up to Payoneer really did kind of step-by-step build me up to and prepare me for what Payoneer is offered and going back, I started at DLJ and did kind of a rotation and did restructurings and really high yield early in my career. But maybe the more impactful part was actually helped launch DLJ internet investment banking group. And as we got later into the nineties, I had a chance to work with some really amazing companies like I did eBay IPO. I worked with DoubleClick, GeoCities and a bunch of really amazing first-generation internet businesses. And, for me, I really got a sense of how technology and the internet in my view were really going to change how the whole world worked, really how pretty much every consumer and every business everywhere in the world was in some way, shape or form going to be impacted.

And so later on in my career I started a company coming out of DLJ that was actually an early FinTech company, kind of at the intersection of internet and payments and built that and sold it to at the time of fortune thousand company named Concord EFS which then got bought by First Data which is I think, a better-known name in the payment’s world. And then I got recruited out of there to MasterCard where I built and ran MasterCard's global prepaid business. And for me, MasterCard really again, gave me this global view of how technology was changing the world and how there was an opportunity to use technology, to deliver more inclusive services that would help more people and more places around the world to really actually make the most of their money in an increasingly digital world.

And, so that's really what led me to Payoneer. I mean, I just couldn't believe that Payoneer, you know, and this is over 10 years ago, it was this little company, but there were these just amazingly powerful trends that Payoneer was focused on. The globalization of commerce, the importance of digital commerce, how small businesses around the world are underserved by financial institutions, the digitalization of B2B payments, marketplaces, a growing force in digital commerce, cross border, everything, just kind of growing explosively, emerging markets getting connected to the rest of the world. So, all of these kinds of big, powerful impacts that technology has been having and how it's been shaping the world. And it pulled me back to the power of the internet I saw DLJ, and it pulled me back to what I was doing at MasterCard and really working all over the world to try to democratize access to really useful services for really anyone anywhere. And I saw this great opportunity at Payoneer with this amazing team of people and this focus on just how technology was reshaping, how the whole world work. To really help Payoneer do something really meaningful. And so that's really what excited me at the time was kind of working with great people to do something meaningful and impactful to actually help people all over the world. And so that's why I've been here, frankly, twice as long as I've ever been anywhere else, is that I get to wake up every day and work on something really meaningful and impactful with people I really love to do it with.

Michael Kesslering: Absolutely, and it sounds like, I mean, it's really been a lot of evolution throughout your personal career and then with Payoneer as well. And right now, you're continuing the evolution and transition right now working through the merger with FTAC Olympus Acquisition. As our listeners would know, we have talked about Betsy Cohen before. What has it been like working through this transaction with Betsy and how has that gone so far?

Scott Galit: Yeah, well, I think as you all probably know, Betsy is a pretty extraordinary person and so for us it's been great. I mean, just again, taking a step back, right. I mean, as we look at and focus on how digital trends are reshaping, how the whole world works and opportunities all over the world, we just saw this acceleration of opportunity through 2020, where we just saw more businesses in more places around the world with opportunities. And we saw Payoneer really becoming increasingly important as an on-ramp to the digital world for businesses of all sizes all over the world. So, the opportunity, I've known Betsy for over a decade and through those years as industry colleague first and then as she has really been building her platform with the FTAC group. We've kept in touch over the years, and we just saw this great opportunity to work with a terrific partner who knows so much about FinTech, so much about financial services, knows how to do things in the right way and really has so much credibility in the SPAC world. And we thought this was a great opportunity for us to access a lot of capital to do it in a way that brought us a lot more certainty around timing and pricing then what we could have had otherwise. Allow us to share projections and do it all with someone that we really respect and appreciate as a partner and as a colleague in the industry. And so, Betsy and her team have been, everything is advertised, really wonderful people to work with, really people that your kind of like the way I've thought about Payoneer people from the beginning. Someone that you not only respect for what they're able to do, but you respect how they do it. And it's really a pleasure to spend time with them. So, she's terrific, her team's been great and it's really been a pleasure every step of the way.

Michael Kesslering: So, you mentioned a few of the positive aspects of selecting a SPAC versus some of the other mechanisms to go public, being the timing, being able to show forecasts and things of that nature. Did you consider a traditional IPO at all? Was that on the table or why did you choose SPAC exactly, other than those reasons mentioned?

Scott Galit: Yeah, so we absolutely have thought about IPO path and it's something that, you know, in a variety of forms has been kicked around as a topic for years. And also, one of our board members actually is on the board of Spotify and they did a direct listing. And so frankly, there've been a few different types of paths to the public market that we've thought about. So, I think the first and most important thing for us was that finally and frankly, and being super candid, I was the person who was slowest to move on the idea of moving to the public markets. And so other folks on the board got there before I did. And so the first decision was, is the public markets and the trade-off that comes with operating as a public company, was that the right trade off decision for us to make?

And that was the first decision. And we got to the point of believing that it was the right place for us to be, and we actually got there pre COVID as where we got to that point. And then the second part gets into, so what's the best path to get there? And as we got through, you know, got into 2020, and as COVID hit and we certainly had to spend more time for a little while, making sure our employees were okay, our customers were okay. Kind of figure out which was up around the world. And then we started to see, again, this kind of acceleration of digital trends. And as we got through the year and we started to better understand the trends ahead. We really thought that this was really an inflection point for us, and that we actually really should lean in more heavily and move a bit faster, which is what we'd originally been thinking about, you know, earlier in 2020.

And we saw the SPAC as a great opportunity to do that, you know, 2020 for us overall ended up quite well, but there was some choppiness for us. And so, part of our portfolio for example, is travel. And so, travel got hit. And so, with our numbers for 2020, we had some ups and some downs. And as a result, the ability to share projections in particular really gave us an ability to save a few quarters probably because we could actually tell the forward-looking story more clearly and kind of adjusting for what was actually some noise in 2020. And then again, building on that with the size of this SPAC which was significant, the ability to actually, again pull forward, the pricing and the certainty around the transaction were things that were really appealing for us as well. But that was really the foundational part was just kind of the timing and risks with the evolution of 2020, everything just kind of worked out that this was the best path for us.

Julian Klymochko: What I find fascinating about M&A transactions, going public transactions is some of the background dynamics. And what's going on behind the scenes. Can you tell us a bit about the background on how you're going public transaction came to fruition specifically? Where you talking to many blank check companies? Was it the so-called SPAC off? Were you talking to all these different sponsor groups or was it a fairly focused process where you're working with, you know, Betsy Cohen who has one of the best reputations in the whole SPAC sector?

Scott Galit: Yeah, so first, what I would say is, interestingly, again, we started the year in 2020 thinking about the path to IPO. And then with some of the uncertainty as we were going through in particular, in the second quarter of last year, as we started to come out in the third quarter of that uncertainty, we actually started to work on private financing. And so, we actually thought, all right, things are getting better, you know, why don't we actually, you know, in thinking that the IPO path was probably off a bit further, we started to think that let's put a bit more gas in the tank, give us more flexibility to execute on a plan. And as we were doing that, our business kept strengthening. We kept seeing acceleration of digital trends. And so, we started to think more about, maybe we should be moving faster, more towards what our end game was. And during that process, we certainly had conversations with SPACs. There were other folks that would get in touch with us, but we never, at that point had really decided, you know, okay, we got to go do a SPAC and do a SPAC off. And as we kept going through, and as we were gearing up for things around the offering, we were looking at doing, we just started to see our business strengthening and coincident with that Betsy got in touch. They had just finished Olympus and as she had done pretty much every time, she had finished one of her previous SPACs, she would call and say, are you ready yet? And so, and I said, actually, you know what, let me have a couple of conversations. You know, I think, you know, I've been thinking about how strong the market trends are right now, and, you know what? Maybe we should be thinking again a little bit differently now. It really triggered some discussions, and we did have a few other conversations, but we never really did a big SPAC off or something along those lines. Everything just kind of really came together. And I think it's certainly possible we could have done it with somebody else, but certainly the comfort level with Betsy that I had, and with some folks on our board had certainly made it an easier path and easier process all the way around.

Julian Klymochko: Now, with respect to this SPAC transaction. Definitely gives you access to a significant amount of capital. So, it's interesting, you noted that you guys started this whole process out by working on a private financing, but ultimately going the SPAC route. Going public and raising capital that way, it seems like a positive process thus far. Would you recommend this SPAC structure to other private companies at a similar stage?

Scott Galit: Yeah, I certainly think it's a very, very viable option. So, I think for companies, I think if you're a good company and you actually have believe that you have a long-term opportunity ahead, and you have the predictability in your business and you believe you'll be well-suited to being a public company. I think a good SPAC partner is a viable option as are obviously an IPO and a direct listing. And so, I think deciding the right path and the right partner will depend on a variety of factors, but I think the way the world has evolved and with SPACs kind of closing the cost gap with an IPO, but an IPO is still having some of the same legacy issues around pricing and things like that. I think it's a really viable option, so from my perspective, when we did our pipe process, which is the process of kind of validating the spec pricing and going raising some additional capital, we met with the same investors that you would want to meet with in an IPO process. And we got to work with really terrific quality firms, and really, we were privileged to have so many great names as part of our pipe and so much interest in so much demand. So, yeah, I think it's a very, very viable option. I wouldn't necessarily say in every circumstance for every company, you should choose a SPAC instead of an IPO. I'm not kind of a SPAC evangelist per se, from that perspective. But I do think it's a very viable option that is worthy of being considered for a lot of companies.

Julian Klymochko: And with respect to your business combination, still fairly fresh, just announced February 3rd, it is expected to close in the first half of the year. And once that closes Payoneer year have over 500 million of cash on its balance sheet. What is the use of proceeds? What are the key areas of growth for the company over the next five years that you'll be pursuing with that capital that you raised concurrently with this going public transaction?

Scott Galit: Yeah, so again, going back to the beginning of last year that's actually what we were so excited about in terms of moving to the public markets. We started to see really big organic opportunities, and we also started to see a big opportunity that at the beginning of last year, we made an acquisition to actually help catalyze for us our entry into a merchant service. So, for us we just think we're so early in the evolution of these digital trends around the world. And what we see is that businesses really of all sizes all over the world need help. And there just, aren't a lot of partners out there that are well positioned to give them the tools and the support they need to succeed, overcome their challenges and take advantage of the opportunities in a digital world. So, so for us, we've just set out on an aggressive path to build more services, to deliver more capabilities for more customers around the world than we've been before. And so, things like working capital are important for our customers merchant services, which helps our customers actually better manage their online presence for consumers and the way they manage payments around the world. We've introduced a new card product actually really focused on commercial use cases of cards for businesses around the world in particular, small businesses around the world that really haven't had access to some of the great tools that have been available to some larger companies in particular in the West. And so those are just a few of the things that we are actually really actively investing in along with building out more of our team in markets around the world. So, go work with our customers and to make more acquisitions. And that's actually one of the key reasons why I was finally getting excited about the move to the public markets is we bought Optile early last year, which is a German payment innovator, and a really great next generation payment technology company.

And we really saw that as a real validation of our ability to expand our services, not just organically with more product and technology investments that we're making, but also with acquisitions. And that's easier to do in the public markets with a currency. And we wanted to do more of that. We hired a chief strategy officer last year to actually help us build out and execute on a global M&A strategy. And so all of that is ahead of us, and we really just think we're scratching the surface of the opportunity here. So, we think we're still really early days and what we think is a really exciting growth strategy.

Michael Kesslering: And so when talk about some of that growth strategy and how you plan to use the proceeds of the capital raise through the SPAC and the pipe investment, are you seeing this mainly being the pandemic, pulling forward a lot of opportunities, or are you really seeing just an absolute kind of explosion on the e-commerce side, kind of like a larger macro trend that's really, really pushing that forward for you?

Scott Galit: Yeah. I think we really are seeing kind of an acceleration and an expansion and in many ways, it feels to me, like we had already made so much progress in certain areas around the digitalization of commerce. But now what we've seen is in markets that were very highly evolved already. We seen kind of some of the final obstacles to adoption starting to fall and you know, so people like my mom who never really were interested in shopping online, really now is only going to shop online. And I don't think that's going to change but in a lot of other markets around the world we were much earlier in some of the evolution and adoption these trends, and I can tell you, it was amazing. A few years ago, we took our whole management team to India and we've got a team in India and our team there does an amazing job and we've got so many amazing customers there. And when we would go around and we went into these market areas where we'd meet with all these small business owners, and what you would see is that the older generation who were the original entrepreneurs were still very cautious about digital. And what you would see often is that the businesses were kind of family affairs and their kids were now actually coming back into the business, and their kids we're trying to help them actually focus on a digital strategy.

And what we've started to see in places like that. And really countries all over the world is, we've started to see everybody recognize that it's no longer an option. It's no longer a question of whether digital is relevant for your business. It's just a question of how much of your business is going to actually be influenced by digital and how quickly. And so that really, again, I think it was inevitable, it was going to happen. But that's what we've started to see is just this kind of, you know, recognition of the inevitability and the necessity of it at a scale and a scope and a pace that I think we hadn't anticipated before COVID. And so that's really why for us, we really wanted to arm ourselves with more resources and more tools to go actually help continue to support all these businesses around the world with these just incredible trends that are really reshaping their opportunity.

Julian Klymochko: Yeah, clearly Payoneer is on the right side of many trends, you mentioned globalization of commerce, digitization of commerce, really the democratization of access to various financial services. You also mentioned the acquisition opportunity, public currency, once you complete the going public transaction, but for investors brand new to that Payoneer story, how would you quickly summarize the investment case for the stock once you're up and trading?

Scott Galit: Yeah, first of all, thanks, your summary was actually really quiet on target. And I think, you know, that's a big part of it. What I would say is, we wake up every morning and think about how the world continues to change and how digital is becoming a bigger and bigger part of commerce and how just more commerce of more types and more places is going to continue to become digital over the next, you know, 5, 10, 15, even 20 or more years. And so, there's this massive change and how the whole world transacts and does business. And then underneath all of that, and we focus on B2B. Underneath all that, the financial infrastructure that's used to support. It hasn't really changed very much. And so, there are tens of trillions of dollars that move around the world, but they're still moving around the world through things like wires, which really haven't changed much and really are very inefficient and very cumbersome and difficult for almost everybody to manage. And so, we've built a very modern platform geared to connect our entire world together on a single infrastructure that really is kind of remaking financial services in a digital world for businesses. The same way technology and the internet are reshaping their business opportunities for digital. So, we think the secular trends are really powerful, and we think we've been quite fortunate to really have been focused on these trends from the beginning and built a meaningful brand, a large customer base, and a large platform already. Covering over 190 countries around the world. So as digital grows, we just continue to see our business growing along with it, and we can help our customers really do better. And when our are customers do better, we do better. And so, it's a really nice win-win model and focused on, I think, all the right trends that are really creating just big opportunities all over the world.

Julian Klymochko: All right. Thanks, Scott, for that summary. And thank you for your time today. Now, before we wrap things up, were can investors and potential customers find out more.

Scott Galit: Yeah, so thank you again, great discussion. And you can go to payoneer.com and we actually have an investor section that went live just over the last couple of weeks on our website, and there's actually some presentations and some videos and information available to learn more about Payoneer and what we're doing and who we're doing it for. And so again, we're excited. We love the chance to work with entrepreneurs all over the world to help them do more and make more of their potential and be thrilled to have investors along the journey with us. So, thanks for the opportunity to talk with you guys today.

Julian Klymochko: All right. Well, we wish you the best of luck with the going public transaction. We own the stock FTAC Olympus. So, we'll be rooting for you as well, and yeah, best of luck. And thank you for your time today.

Scott Galit: Yeah, thank you so much. It was really a pleasure, so thanks.

Julian Klymochko: Cheers.

Thanks for tuning in to the Absolute Return Podcast. This episode was brought to you by Accelerate Financial Technologies. Accelerate, because performance matters. Find out more at www.AccelerateShares.com. The views expressed in this podcast to the personal views of the participants and do not reflect the views of Accelerate. No aspect of this podcast constitutes investment legal or tax advice. Opinions expressed in this podcast should not be viewed as a recommendation or solicitation of an offer to buy or sell any securities or investment strategies. The information and opinions in this podcast are based on current market conditions and may fluctuate and change in the future. No representation or warranty expressed or implied is made on behalf of Accelerate as to the accuracy or completeness of the information contained in this podcast. Accelerate does not accept any liability for any direct indirect or consequential loss or damage suffered by any person as a result relying on all or any part of this podcast and any liability is expressly disclaimed.

Important Information and Where to Find It

In connection with the definitive agreement and plan of reorganization (the “Reorganization”) between Payoneer Inc. (“Payoneer”) and FTAC Olympus Acquisition Corp. (“FTOC”), New Starship Parent Inc. (“New Starship”) filed with the Securities and Exchange Commission (the “SEC”) a preliminary proxy statement / prospectus on February 16, 2021 and will mail a definitive proxy statement / prospectus and other relevant documentation to FTOC stockholders. This document does not contain all the information that should be considered concerning the proposed Reorganization. It is not intended to form the basis of any investment decision or any other decision in respect of the proposed Reorganization. FTOC stockholders and other interested persons are advised to read the preliminary proxy statement / prospectus and any amendments thereto, when available, and the definitive proxy statement / prospectus in connection with the solicitation of proxies for the special meeting to be held to approve the transactions contemplated by the proposed Reorganization because these materials will contain important information about Payoneer, FTOC and the proposed transactions. The definitive proxy statement / prospectus will be mailed to FTOC stockholders as of a record date to be established for voting on the proposed Reorganization when it becomes available. Stockholders will also be able to obtain a copy of the preliminary proxy statement / prospectus and the definitive proxy statement / prospectus once it is available, without charge, at the SEC’s website at http://sec.gov or by directing a request to: FTAC Olympus Acquisition Corp., 2929 Arch Street, Suite 1703, Philadelphia, Pennsylvania 19104.

Participants in the Solicitation

Payoneer and FTOC, and their respective directors and executive officers, may be considered participants in the solicitation of proxies with respect to the potential transaction described in these materials under the rules of the SEC. Information about the directors and executive officers of FTOC is set forth in FTOC’s Prospectus dated August 25, 2020 filed with the SEC on August 26, 2020. Information regarding other persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders in connection with the potential transaction and a description of their interests are set forth in the proxy statement/ prospectus filed with the SEC on February 16, 2021. These documents can be obtained free of charge from the sources indicated above.

Non-Solicitation

These materials are not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of FTOC or Payoneer, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.